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                                HOLLINGER


TORONTO, ONTARIO, CANADA, JULY 15, 2005 -- Hollinger Inc. ("Hollinger") (TSX:
HLG.C; HLG.PR.B) responded today to a newspaper article appearing in today's issue of The Globe and Mail. The article commented on a motion being brought by the receiver of The Ravelston Corporation Limited ("Ravelston") responding to a suggestion by an official of the United States Attorney's Office ("USAO") in Chicago made to the receiver that the USAO might assert a right to seize the Retractable Common Shares of Hollinger held by Ravelston and Argus Corporation Limited ("Argus") in any proceedings respecting criminal allegations that may be made against Ravelston under the Racketeer Influenced and Corrupt Organizations Act (RICO) of the USA in connection with Hollinger International Inc. ("Hollinger International").

The receiver has previously reported that it has taken possession of the Hollinger Retractable Common Shares held by Ravelston and Argus in the receiver's capacity as receiver of those companies under a Receivership Order made pursuant to the Courts of Justice Act (Ontario) and as monitor under a CCAA Order pursuant to the Companies' Creditors Arrangement Act (Canada). Hollinger and Hollinger International are by far the largest creditors of Ravelston.


The Hollinger Shares

On June 20, 2005, Hollinger filed a motion with the Ontario Superior Court of Justice in the CCAA proceedings respecting Ravelston and Argus for an Order establishing a procedure to identify and settle claims in respect of such entities. Hollinger, being a significant secured and unsecured creditor of Ravelston, is a major stakeholder in the receivership proceedings and the CCAA proceedings. Hollinger filed its motion so that it and other key stakeholders of Ravelston (including Hollinger International) would be in a position to review and consider all strategic alternatives and options to maximize recovery from the assets and property of Ravelston. The principal asset of Ravelston and Argus available to satisfy claims is the combined 78.3% interest in the Retractable Common Shares of Hollinger.

Subsequently, on July 13, 2005, Hollinger and its wholly-owned subsidiary, Domgroup Ltd. ("Domgroup"), filed a further motion with the Court in the Receivership and CCAA proceedings for an Order that certain secured debts owing to Hollinger and its wholly-owned subsidiary, Domgroup, be satisfied, in full, with Retractable Common Shares of Hollinger and that the Receiver be authorized to enter into an agreement with Hollinger and Domgroup as to the mechanics with respect to the number of shares to be delivered.

Both of Hollinger's motions, as well as the receiver's motion, are scheduled to be heard by the Court on July 19, 2005.


Hollinger's Position

Paul A. Carroll, President and CEO of Hollinger, stated that "we are very concerned about any attempt by any agency, including the USAO, to seize assets that are held as security for and to


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satisfy debts of Ravelston owing to Hollinger and other creditors. In that respect we will be supporting the receiver's motion." Mr. Carroll indicated that Hollinger itself had been holding discussions with the USAO for some time on matters related to Hollinger International. He indicated that no mention had been made by the receiver to Hollinger respecting the communication between the USAO and the receiver with respect to the threatened seizure. The first time Hollinger became aware of it was when it reviewed the motion materials filed by the receiver this week, notwithstanding that the assertion by the USAO to the receiver apparently had been made two months earlier. Based on advice from its Canadian legal counsel, Hollinger believes that for the USAO to effectively enforce a seizure of the shares in Canada pursuant to a US penal statute such as RICO would be unprecedented. In addition, the shares are subject to first security interests already held by Hollinger and Domgroup.


Company Background

Hollinger's principal asset is its approximately 66.8% voting and 17.4% equity interest in Hollinger International, which is a newspaper publisher, the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a portfolio of news media investments. Hollinger also owns a portfolio of revenue-producing and other commercial real estate in Canada, including its head office building located at 10 Toronto Street, Toronto, Ontario.


Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca



                              www.hollingerinc.com